Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Eshallgo Inc
No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

PROXY FOR MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

Solicited on Behalf of the Board of Directors for the Meeting of the Holders of Class A Ordinary Shares on

May 6, 2026 at 11:00 a.m. Shanghai Time (May 5, 2026 at 11:00 p.m. Eastern Time)

The undersigned hereby appoints Qiwei Miao as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Eshallgo Inc which the undersigned is entitled to vote at the Meeting of the Holders of Class A Ordinary Shares and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1.

Item 1	By an ordinary resolution of the holders of the class A ordinary shares of a par value of US$0.0016 each (the “Class A Ordinary Shares”) to approve that: with immediate effect, the voting rights attached to each class B ordinary share of a par value of US$0.0016 each (the “Class B Ordinary Shares”) of the Company be increased from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company.

☐ For	☐ Against	☐ Abstain

In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting of the Holders of Class A Ordinary Shares, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/pxlogin.

Consent to electronic delivery of proxy material: __________________________(email address).